CONSENT AND FOURTH AMENDMENT TO CREDIT AGREEMENT

CONSENT AND FOURTH AMENDMENT, dated as of January 30, 2003 (this "Agreement"), to the Credit Agreement referred to below, is entered into by and among GOTTSCHALKS INC., a Delaware corporation ("Borrower"); GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as a Lender, and as Agent for Lenders; The CIT GROUP/BUSINESS CREDIT, INC., as a Lender; LASALLE RETAIL FINANCE, a division of LASALLE BUSINESS CREDIT, INC, as agent for STANDARD FEDERAL BANK NATIONAL ASSOCIATION, as a Lender; and FOOTHILL CAPITAL CORPORATION, as a Lender.

W I T N E S S E T H

WHEREAS, Borrower, Agent and Lenders are parties to that certain Credit Agreement dated as of January 31, 2002 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement");

WHEREAS, Borrower and Gottschalks Credit Receivables Corporation, a Delaware corporation ("GCRC"), desire (i) to sell, free and clear of Agent's Liens, all of their interests in the Account Portfolio Assets (as defined in the Household Purchase Agreement defined below) to Household Bank (SB), N.A. ("Household") pursuant to the terms and conditions of that certain Purchase and Sale Agreement attached as Exhibit B hereto (the "Household Purchase Agreement"), (ii) to provide for certain temporary services by Borrower to Household pursuant to that certain Interim Servicing Agreement attached as Exhibit C hereto (the "Household Servicing Agreement") and (iii) to provide for the termination of the Securitization Facility and the prepayment and cancellation of the Certificates (as defined in that certain Escrow Agreement attached as Exhibit D hereto (the "Escrow Agreement")) including, without limitation, the Pledged Certificates (as defined in the GCRC Pledge Agreement), pursuant to the terms and conditions of the Prepayment Agreements (as defined in the Escrow Agreement);

WHEREAS, in connection with the transactions contemplated by the Household Purchase Agreement, Borrower desires to terminate the private label credit card program presently in place pursuant to the Securitization Facility and enter into a private label credit card program to be provided by Household pursuant to that certain Credit Card Program Agreement attached as Exhibit A hereto (the "Household Credit Card Agreement");

WHEREAS, Borrower has requested that Agent and each Lender (i) consent to (a) the execution and delivery of the Household Credit Card Agreement, the Household Purchase Agreement, the Household Servicing Agreement and the Prepayment Agreements and (b) the termination of the Securitization Facility and the prepayment and cancellation of the Certificates (as defined in the Escrow Agreement) including, without limitation, the Pledged Certificates (as defined in the GCRC Pledge Agreement), (ii) waive compliance with Sections 5.1, 6.1, 6.7, and 6.8 of the Credit

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Agreement to the extent necessary to permit (1) the Closings (as defined in the Household Purchase Agreement and, as so defined, the "Closings") contemplated by the Household Purchase Agreement, (2) the dissolution of GCRC, and (3) subject to Section (h) of Annex C to the Credit Agreement (as amended hereby), Household's lien on the account described therein and (iii) release their Liens on the Released Assets (as hereinafter defined), and Agent and each Lender is willing to do so but only on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the agreement herein contained and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

RELATION TO THE CREDIT AGREEMENT; DEFINITIONS.

1.1 **Capitalized Terms.** For all purposes of this Amendment, capitalized terms used herein without definition shall have the meaning specified in the Credit Agreement, as said agreement shall be in effect on the Effective Date (as hereinafter defined) after giving effect to this Agreement.

ARTICLE II

CONSENT, AMENDMENT, AND WAIVER

2.1 **Consent. Waiver, and Release**. Upon (and subject to) the occurrence of the Effective Date (as hereinafter defined), Agent and each Lender will and hereby does (a) consent to (i) the execution and delivery by Borrower and GCRC, as applicable, of the Household Credit Card Agreement, the Household Purchase Agreement, the Household Servicing Agreement and the Prepayment Agreements, and to the sale of the Account Portfolio Assets (as defined in the Household Purchase Agreement) upon each Closing pursuant to the Household Purchase Agreement and (ii) the termination of the Securitization Facility and the prepayment and cancellation of the Certificates (as defined in the Escrow Agreement) including, without limitation, the Pledged Certificates (as defined in the GCRC Pledge Agreement), (b) waive compliance with Sections 5.1, 6.1, 6.7, and 6.8 of the Credit Agreement to the extent necessary to permit (i) the Closings (as defined in the Household Purchase Agreement and, as so defined, the "Closings") contemplated by the Household Purchase Agreement, (ii) the dissolution of GCRC, and (iii) subject to Section (h) of Annex C to the Credit Agreement (as amended hereby), Household's lien on the account described therein, and (c) release its Liens in that certain Collateral that constitutes Account Portfolio Assets (as defined in the Household Purchase Agreement) existing as of and sold at each Closing pursuant to the Household Purchase Agreement (such assets herein referred to as "Released Assets"). Agent will, at the Borrowers' sole expense, execute and deliver and /or cause to be filed such documents as Borrower or Household may require, including the delivery of a partial release of the Released Assets pursuant to a UCC financing statement amendment in substantially the form of Exhibit E attached hereto, provided, however, that the Liens of Agent for the benefit of the Lenders shall automatically attach to the Borrower's

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interest in the proceeds under the Household Purchase Agreement and, further provided, that this release shall only apply to Released Assets.

2.2 Amendment to Credit Agreement.

2.2.1 Section 5.15 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"5.15 Payments from Household Agreements and Escrow Agreement.

(a) Payments relating to Escrow Agreement. Borrower shall cause all amounts payable to Borrower and/or GCRC pursuant to the Escrow Agreement to be directed to the account specified in the Escrowed Funds Letter of Direction; and

(b) Payments relating to Household Agreements. Borrower shall cause all amounts payable to Borrower and/or GCRC pursuant to the Household Agreements to be directed to the account specified in the Household Letter of Direction."

2.2.2 Section 5.16 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"5.16 [Intentionally Deleted]"

2.2.3 Section 5.17 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"5.17 [Intentionally Deleted]"

2.2.4 Section 5.18 to the Credit Agreement is hereby amended by adding the following new subsections (h) and (i) thereto:

"(h) As soon as reasonably practicable, but in no event later than June 30, 2003 and notwithstanding Sections 5.1 and 6.1, GCRC shall have ceased doing business and Borrower shall have filed all documents and taken all other actions required to effect the dissolution of GCRC. Concurrently with the completion of such dissolution, the GCRC Pledge Agreement shall be deemed terminated and of no further force or effect and all Liens of Agent on the Stock of GCRC shall be deemed terminated."

"(i) On or before June 30, 2003, Borrower shall have caused the Securitization Trust (as defined in the Household Purchase Agreement) to have been dissolved and all proceeds relating thereto and payable to Borrower and/or GCRC to be transferred into the Concentration Account."

2.2.5 Section 6.21 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"6.21   [Intentionally Deleted]"

2.2.6   Annex A to the Credit Agreement is hereby amended by:

(a)   adding the following new definitions in alphabetical order thereto:

""Escrow Agent" means Deutsche Bank Trust Company Americas, a New York banking corporation and a wholly-owned subsidiary of Deutsche Bank AG."

""Escrow Agreement means that certain Escrow Agreement dated as of January 30, 2003 between Household, GCRC, Borrower, and Deutsche Bank Trust Company Americas, a New York banking corporation and a wholly-owned subsidiary of Deutsche Bank AG."

""Escrowed Funds Letter of Direction" means that certain Escrowed Funds Letter of Direction dated January 30, 2003 from Borrower and GCRC to Agent and agreed to and acknowledged by Escrow Agent."

""Household" means Household Bank (SB), N.A.

""Household Agreements" means, collectively, the Household Purchase Agreement, the Household Servicing Agreement and the Household Credit Card Agreement."

""Household Credit Card Agreement" means that certain Credit Card Program Agreement between Household and Borrower dated January 30, 2003."

""Household Letter of Direction" means that certain Household Letter of Direction dated January 30, 2003 from Borrower and GCRC to Household."

""Household Purchase Agreement" means that certain Purchase and Sale Agreement between Household, Borrower, and GCRC dated January 30, 2003."

""Household Servicing Agreement" means that certain Interim Servicing Agreement between Household and Borrower dated January 30, 2003."

(b)   deleting the last sentence of the definition of "Accounts" and replacing it with the following:

"For purposes of this Agreement, the term "Accounts" shall not include (i) GCRC Receivables only to the extent such GCRC Receivables have been sold or otherwise transferred to the Gottschalks Master Credit Card Trust pursuant to the Receivables Purchase Agreement or (ii) any Released Assets (as

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defined in that certain Consent and Fourth Amendment to Credit Agreement dated as of January 30, 2003 among Borrower, Agent and the Lenders."

2.2.7 <u>Annex C</u> to the Credit Agreement is hereby amended by adding the following new subsection (h) thereto:

"(h)   Pursuant to the Household Agreements, Borrower will from time to time receive payments on behalf of Household with respect to credit card receivables owned by Household.   Borrower shall at all times: (1) keep such payments separate from other funds belonging to the Borrower, (2) cause such payments to be deposited by the Borrower into a bank account of the Borrower separate from any other account containing other funds belonging to the Borrower (which account will not be subject to subsection (a) of this <u>Annex C</u>), and (3) each day immediately after the settlement between the Company and Household and, if applicable, the transfer of any amounts due and payable to Household pursuant to and in accordance with (a) the daily settlement provisions provided in Sections 3.1 and 5.8 of the Household Credit Card Agreement and (b) the settlement provisions provided in Section 3.02 of the Household Servicing Agreement, remit all funds remaining in such account to the Concentration Account; and all such remaining funds in such account shall be subject to the Lien of Agent, for the benefit of the Lenders. In furtherance of this subsection (h), Borrower shall maintain a separate account and enter into control arrangements relating thereto in form and substance reasonably acceptable to Agent and Household and reflecting the foregoing arrangements. Notwithstanding the provisions of Section 6.7 of this Agreement, and subject to Borrower's compliance with this subsection (h), Household's interest in such funds received on behalf of Household as described herein, including any security interest in any such funds until the completion of the applicable settlement and transfer (if any) relating thereto as described above, shall be considered a Permitted Encumbrance under this Agreement."

2.3   Amendment to Security Agreement.

2.3.1 <u>Section 2(a)(i)</u> of the Security Agreement is hereby deleted in its entirety and replaced with the following:

"(i)   all Accounts (including, without limitation, all Credit Card Receivables and all GCRC Receivables which have not been sold or otherwise transferred to the Gottschalks Master Credit Card Trust pursuant to the Receivables Purchase Agreement, but not including any Released Assets (as defined in that certain Consent and Fourth Amendment to Credit agreement dated as of January 30, 2003 among Borrower, Agent and the Lenders));"

2.4   Limitation. Except as expressly waived under <u>Section 2.1</u> hereof and amended under <u>Sections 2.2</u> and <u>2.3</u> hereof, all of the representations, warranties, terms, covenants, conditions, and Events of Default of the Credit Agreement shall remain unamended and unwaived and shall continue to be, and shall remain, in full force and effect in accordance with their respective terms. The consent and waiver set forth herein shall be limited precisely as provided for herein, and shall not be deemed a waiver of,

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amendment of, consent to or modification of any other term, provision or Event of Default under the Credit Agreement or of any term or provision of any other instrument referred to therein or herein or of any transaction or further or future action on the part of Borrower which would require the consent of the Agent or any Lender under the Credit Agreement.

ARTICLE III

CONDITIONS

3.1 **Effective Date**. The consent, waiver, and release set forth in this Agreement shall become effective as of the date first written above (the "Effective Date") when (and only when) all of the conditions set forth in this Section shall have been, or shall be concurrently with the effectiveness hereof, satisfied or waived, in each case as determined by Agent in its sole discretion.

3.1.1 **Execution and Delivery of Documents.** Agent shall have received counterparts of the following documents, duly executed by the parties thereto and otherwise in form and substance satisfactory to Agent:

(a) this Agreement

(b) the Household Purchase Agreement

(c) the Household Servicing Agreement

(d) the Household Credit Card Agreement;

(e) the Escrow Agreement;

(f) that certain Escrowed Funds Letter of Direction from Borrower and GCRC to Agent, and agreed to and acknowledged by Escrow Agent in substantially the form of Exhibit F hereto;

(g) that certain Household Letter of Direction among Borrower, Agent, and Household in substantially the form of Exhibit G hereto; and

(h) that certain Consent and Amendment among Borrower, Kimco, and GCRC dated as of the date hereof.

3.1.2 **Initial Closing; Deposit of Estimated Initial Purchase Price into Escrow Account**. The initial Closing shall have occurred under the Household Purchase Agreement and the Estimated Initial Purchase Price (as defined in the Household Purchase Agreement) shall have been deposited into the Escrow Account (as defined in the Household Purchase Agreement).

3.1.3 **Termination of Securitization.** Agent shall have received evidence that the Certificates (as defined in the Escrow Agreement) are being cancelled concurrently with the initial Closing (as defined in the Household Purchase Agreement).

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ARTICLE IV

MISCELLANEOUS.

4.1 **Representations and Warranties**. To induce Agent and Lenders to enter into this Agreement, Borrower hereby represents and warrants that:

(a) The execution, delivery and performance by Borrower of this Agreement are within Borrower's corporate power and have been duly authorized by all necessary corporate and shareholder action.

(b) This Agreement has been duly executed and delivered by or on behalf of Borrower.

(c) This Agreement constitutes a legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) No Default has occurred and is continuing after giving effect to this Agreement.

(e) No action, claim or proceeding is now pending or, to the knowledge of Borrower, threatened against Borrower, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any federal, state, or local government or of any agency or subdivision thereof, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's right, power, or competence to enter into this Agreement or, to the extent applicable, perform any of its obligations under this Agreement, the Credit Agreement as amended hereby or any other Loan Document, or the validity or enforceability of this Agreement, the Credit Agreement as amended hereby or any other Loan Document or any action taken under this Agreement, the Credit Agreement as amended hereby or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect after giving effect to this Agreement. To the knowledge of Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

4.2 **Certificate as to Representations and Warranties and No Event of Default.** Borrower shall deliver to Agent an officer's certificate, dated the date of this Agreement, certifying that the representations and warranties of the Borrower contained in the Credit Agreement are true on and as of the date of this Agreement (except to the extent that any such representations or warranties relate to a specific prior date or period) and that there exists no Event of Default or Default as of the date of this Agreement.

4.3 **Expenses**. Borrower hereby reconfirms its obligations pursuant to Section 11.3 of the Credit Agreement to pay and reimburse Agent for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and all other documents and instruments delivered in connection herewith.

4.4 **GOVERNING LAW**. THIS AGREEMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

4.5 **Counterparts; Telefacsimile Transmission**. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver an original executed counterpart of this Agreement, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

GOTTSCHALKS INC.

By: /s/ James Famalette
    Title: President & CEO

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent and Lender

By: /s/ Todd Gronski
    Title: Its Duly Authorized Signatory

THE CIT GROUP/BUSINESS CREDIT INC.,
as Lender

By: /s/ Adrian Avalos
    Title: Vice President

FOOTHILL CAPITAL CORPORATION,
as Lender

By: /s/ Juan Barrera
    Title: Assistant Vice President

LASALLE RETAIL FINANCE, a division of LASALLE BUSINESS CREDIT, INC., as agent for STANDARD FEDERAL BANK NATIONAL ASSOCIATION N.A.,
as Lender

By: /s/ Daniel O'Rourke
    Title: Vice President

[Signature Page to Consent and Fourth Amendment]

Acknowledgment, Consent and Agreement to Consent and Fourth Amendment to Credit Agreement:

The undersigned hereby (i) acknowledges and consents to each of the amendments to the Credit Agreement effected by this Amendment and (ii) confirms and agrees that its obligations under the GCRC Letter (except to the extent that any obligations thereunder are modified by the Fourth Amendment to the Credit Agreement) shall continue without any diminution thereof and shall remain in full force and effect on and after the effectiveness of this Amendment.

Acknowledged, consented and agreed to as of January 30, 2003.

GOTTSCHALKS CREDIT RECEIVABLES CORPORATION, a Delaware corporation

By: /s/ Michael Geele
      Title: President

[GCRC Acknowledgement and Consent to Consent and Fourth Amendment]

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Exhibit A

Household Credit Card Agreement

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Exhibit B

Household Purchase Agreement

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Exhibit C

Household Servicing Agreement

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Exhibit D

Escrow Agreement

<u>Exhibit E</u>

Partial Release

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Exhibit F

Escrowed Funds Letter of Direction

Exhibit G

Household Letter of Direction

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